# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stoke Therapeutics Inc, CIK 0001623526
CUSIP: 86150R107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 45 Wiggins Ave, Bedford, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-25-004276
Filed by CIK 0001771015

## Reporting persons
- Cowen Financial Products LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Stoke Therapeutics Inc
Address of issuer's principal executive offices:
45 Wiggins Ave, Bedford, MASSACHUSETTS
01730

## Item 2. Person Filing
Name of person filing: Cowen Financial Products LLC
Address of principal business office or, if none, residence:
One Vanderbilt Avenue
New York, NY 10017
Citizenship: Cowen Financial Products LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
None

Between the Date of Event and the filing date, the beneficial ownership of the subject securities was transferred to The Toronto Dominion Bank, an affiliated entity of the Reporting Person. The Reporting Person no longer holds a beneficial ownership in the subject securities.
Percent of class: 0
Sole power to vote or to direct the vote: Cowen Financial Products LLC - 0
Shared power to vote or to direct the vote: Cowen Financial Products LLC - 0
Sole power to dispose or to direct the disposition: Cowen Financial Products LLC - 0
Shared power to dispose or to direct the disposition: Cowen Financial Products LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cowen Financial Products LLC: John Holmes, John Holmes / Chief Operating Officer (11/13/2025)